Cadbury Schweppes plc (the “Company”)

Announcement of transactions in ordinary shares of 12.5p each

Acquisition of Shares by Persons Discharging Managerial Responsibility

The Company was notified on 15 November 2007 that, on 5 October 2007, James Chambers was awarded an interest in 1,548 ordinary shares in the capital of the Company (held as 387 American Depository Receipts (“ADRs”)) with an exercise price of $38.67 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 28 September 2009 and 9 October 2009.

The Company was notified on 15 November 2007 that, on 5 October 2007, Matthew Shattock was awarded an interest in 1,548 ordinary shares in the capital of the Company (held as 387 ADRs) with an exercise price of $38.67 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 28 September 2009 and 9 October 2009.

The Company was notified on 15 November 2007 that, on 5 October 2007, Henry Udow was awarded an interest in 1,292 ordinary shares in the capital of the Company (held as 323 ADRs) with an exercise price of $38.67 per ADR through a grant of options under the Company’s US Employees Share Option Plan 2005, exercisable between 28 September 2009 and 9 October 2009.

These announcements are made following notifications under Disclosure Rule 3.1.2.

All transactions were carried out in London.

Contact:

John Mills

Director of Group Secretariat

Tel: 020 7830 5183

15 November 2007